Tempo Offices, Unit B9,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 9445 1006
Fax: + 618 9204 2383
Email: invest@missionnewenergy.com

2 August 2011
ASX ANNOUNCEMENT

Mission completes contract to supply ISCC sustainability
certified product

Mission NewEnergy Limited (Nasdaq:MNEL, ASX:MBT), announces today that it has completed the contract to supply ISCC sustainability certified product after successful deliveries in May, June and July 2011.  This represents full completion of the initial term of the contract with an international oil company. The parties have agreed not to exercise the option to extend the contract further.

- Announcement ends -

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is an integrated biodiesel producer and one of the world’s largest Jatropha plantation companies.  We can produce 105 million gallons of biodiesel and have over 194,000 acres of plantation representing a sustainable non-edible oil supply of an estimated 22 million barrels. Jatropha Curcas, an inedible biodiesel feedstock, is being cultivated by Mission’s contract farmers on arid, marginal lands.  Through the realization of Jatropha by-product value Mission is working towards a zero cost of sustainable non-edible fuel source. To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Investor Relations:	Media Contact:
Stern Investor Relations, Inc.	SMA Global
Julia Avery	Ariel Weeks
+1 (212) 362-1200	+1 (310) 432-6357
julia@sternir.com	ariel.weeks@smaglobal.com

Company Contact:
James Garton
Head Corporate Finance, M&A
Phone: + 1 (210) 841-5741
james@missionnewenergy.com